Manulife Financial Corporation
Amended Notice of Meeting and Record Date

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, please be advised as follows:

Meeting Date	May 7, 2009
Record Date for Notice	March 17, 2009
Beneficial Ownership Determination Date	March 17, 2009
Record Date for Voting	March 17, 2009
Securities Entitled to Notice	Common Shares
Securities Entitled to Vote	Common Shares
Business to be Conducted	Special

/s/ Angela K. Shaffer
Angela K. Shaffer
Vice President and Corporate Secretary

February 25, 2009

200 Bloor Street East, Toronto, ON M4W 1E5 Tel: (416) 926-3000	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.